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                                                                       Exhibit 1

Amsterdam and Marlton NJ, June 29, 2000

Philips closes tender offer for 57% OF MEDQUIST INC

Royal Philips Electronics (AEX: PHI, NYSE: PHG) and MedQuist Inc. (NASDAQ:
MEDQ), today announced the expiration of Philips' $51.00 per share cash tender offer for 22,250,327 shares of the common stock of MedQuist. The offer expired at 12:00 midnight, U.S. Eastern Time, on Wednesday, June 28, 2000.

At the expiration of the offer 35,094,319 shares of MedQuist common stock had been validly tendered and not withdrawn pursuant to the tender offer, including 6,576,148 shares tendered pursuant to notices of guaranteed delivery. This represents 12,843,992 more shares than were sought by Philips in the tender offer, and shares will therefore be purchased on a pro rata basis. As stated on May 22, 2000, Philips will additionally purchase approximately 3% of the outstanding fully diluted shares of MedQuist, from the holdings of a number of the MedQuist senior management. MedQuist's shares will continue to trade on NASDAQ under the symbol "MEDQ".

Commenting on the closing of the tender offer, Mr. Cor Boonstra, President and CEO of Philips said: "We are extremely pleased to have successfully completed this transaction on schedule. The MedQuist shareholders have recognized the value that the combination of Philips Medical Systems and MedQuist, using Philips' speech technologies, represents. We can now look forward to building on the strengths of both companies via this partnership."

David A. Cohen, MedQuist Chairman and CEO said: "We are delighted to have Philips as our partner as the combination of our client base and their world-class technology is extremely powerful. We look forward to working together to develop a new digital transcription platform enhanced by automated speech recognition. With Philips as our technology partner and major shareholder, we are confident in our ability to undertake this important step in the future of our company."

For further information:
Ben Geerts, Philips Corporate Communications, tel, +31 20 5977215 ben.gerts@philips.com
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John Emery, MedQuist, Senior Vice President & CFO, tel: +1 800-355-6337, x-4418
jemery @medquist.com
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MedQuist is the leading U.S. provider of electronic medical transcription services, the process by which dictation is converted into a medical report. Through the company's nationwide network of more than 8,000 trained transcriptionists, broadband telecommunication systems and interface with health care providers' computer systems, MedQuist shortens its customers billing cycles and reduces overhead and other administrative costs.

Additional information on MedQuist can be obtained by accessing its homepage at http://www.MedQuist.com
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Royal Philips Electronics of the Netherlands is one of the world's biggest electronics companies and Europe's largest, with sales of EUR 31.5 billion in 1999. It is a global leader in color television sets, lighting, electric shavers, color picture tubes for televisions and
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monitors, and one-chip TV products. Its 226,900 employees in more than 60 countries are active in the areas of lighting, consumer electronics, domestic appliances, components, semiconductors, medical systems, and IT services (Origin). Philips is quoted on the NYSE (symbol: PHG), London, Frankfurt, Amsterdam and other stock exchanges. News from Philips is located at www.news.philips.com
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This press release contains certain statements by or relating to MedQuist and the transaction with Philips that are neither reported financial results nor other historical information. These statements are forward-looking and include statements of growth and expansion plans and opportunities, potential revenue and cost synergies, and the benefits of new technologies. These forward-looking statements are subject to risks and uncertainties that could cause actual results to differ materially from those expressed in the forward-looking statements. Many of these risks and uncertainties relate to factors that are beyond Philips' or MedQuist's ability to control or estimate precisely, including, without limitation, future market and economic conditions; the behavior of other market participants; MedQuist's ability to implement and achieve market acceptance of new technology platforms, including speech processing technology; MedQuist's ability to successfully integrate acquired businesses and achieve anticipated synergies; MedQuist's ability to recruit and retain qualified transcriptionists and other employees; the impact of new services or products or the demand for MedQuist's services; and MedQuist's ability to expand its customer base. These and other risk factors are detailed in MedQuist's reports, including its Form 10-K for the year ended December 31, 1999 filed with the SEC. Readers are cautioned not to place undue reliance on these forward-looking statements, which speak only as of the date of this press release. Neither Philips nor MedQuist undertake any obligation to publicly release any revisions to these forward-looking statements to reflect events or circumstances after the date of these materials.